UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company (Issuer))

GLOBALIVE COMMUNICATIONS CORP.

YAKQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, no par value per share	984208 20 7
(Title of classes of securities)	(CUSIP number of common stock)

Anthony Lacavera

Chief Executive Officer

Globalive Communications Corp.

60 Adelaide Street East

Toronto, Ontario M5C 3E4 Canada

(416) 640-1088

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kevin K. Rooney, Esq.

Hayden Bergman Rooney, Professional Corporation

150 Post Street, Suite 650

San Francisco, California 94108

(415) 692-3310

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$68,067,562.50	$7,283.23
(1)	Estimated for purposed of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $5.25 per share.
(2)	The amount of the filing fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,283.23

Form of Registration No.: Schedule TO

Filing Party: Yakquisition Corp. and Globalive Communications Corp.

Date Filed: October 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2006, amends and supplements the Tender Offer on Schedule TO filed with the SEC on October 3, 2006 (the “Initial Statement”), and relates to the offer by Yakquisition Corp., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (the “Parent”), to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Yak Communications Inc., a Florida corporation (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4 and 11.

1. In the “Summary Term Sheet” portion of the Offer to Purchase, the third last paragraph under the heading entitled “Conditions to the Offer” is amended and restated to read as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be asserted by the Parent or the Offeror or may be waived by the Parent or the Offeror in whole or in part at any time and from time to time prior to the expiration date of the Offer (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to the expiration date of the Offer or any extension thereof) in the sole discretion of the Parent or the Offeror, provided that the Minimum Condition can be waived only with the prior written consent of the Company.”

2. In the “Questions and Answers” portion of the Offer to Purchase, the fourth last paragraph under the question entitled “What are the most significant conditions to the Offer” is amended and restated to read as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be asserted by the Parent or the Offeror or may be waived by the Parent or the Offeror in whole or in part at any time and from time to time prior to the expiration date of the Offer (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to the expiration date of the Offer or any extension thereof) in the sole discretion of the Parent or the Offeror, provided that the Minimum Condition can be waived only with the prior written consent of the Company.”

3. The heading to Section 15 of the Offer to Purchase entitled “Conditions to the Offeror’s Obligations” is amended and restated to read “Conditions to the Offerors’ Obligations.”

4. The first sentence of Section 15 of the Offer to Purchase is amended and supplemented by adding the words “, and Parent shall not be required to cause the Offeror to,” following the words “The Offeror (i) will not be required to”.

5. The first sentence of the last paragraph of Section 15 of the Offer to Purchase is amended and restated to read as follows:

“The foregoing conditions are for the sole benefit of the Parent and the Offeror and, subject to the terms and conditions of the Merger Agreement, may be asserted by the Parent or the Offeror or may be waived by the Parent or the Offeror in whole or in part at any time and from time to time prior to the expiration date of the Offer (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to the expiration date of the Offer or any extension thereof) in the sole discretion of the Parent or the Offeror, provided that the Minimum Condition can be waived only with the prior written consent of the Company.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBALIVE COMMUNICATIONS CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

YAKQUISIITION CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

Dated: October 17, 2006